Mail Stop 7010

February 14, 2006

Via U.S. mail and facsimile

Brian C. Walker
Chief Executive Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, MI  49464-0302

	RE:	Herman Miller, Inc.
Form 10-K for the fiscal year ended May 28, 2005
Forms 10-Q for the fiscal quarters ended December 3, 2005 and September 3, 2005
		File No. 1-15141


Dear Mr. Walker:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended May 28, 2005

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of comments that specifically request an amendment, all revisions may be included in your future filings.

Item 1. Business, page 3

Narrative Description of Business, page 3

Government Contracts, page 5
2. You disclose that you enter into contracts with the Government of the United States. Please expand your disclosure to discuss whether these contracts have limitations on the types of cost increases that you are able to pass on. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please discuss them in MD&A.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Financial Results, page 19
3. You discuss various factors that contributed to changes in income statement line items, such as net sales, gross margin and operating expenses. Some of the factors you cited are:
* new product sales,
* operating efficiencies from restructuring plans,
* higher direct material costs,
* direct labor costs, and
* tax true-ups.
Your disclosure should include additional details that explain the business reasons contributing to changes between periods. To the extent practicable, you should also quantify the effect of each of these reasons. Please show us your revised MD&A disclosures for fiscal year ended May 28, 2005 compared to fiscal year ended May 29,
2004 and for the fiscal quarter ended December 3, 2005 compared to fiscal year ended November 27, 2004.

4. Please expand your disclosure to include a more thorough year-to-year analysis for the fiscal year ended May 29, 2004 compared to the fiscal year ended May 31, 2003. You should explain and, when practicable, attempt to quantify each of the individual business reasons that contributed to changes in your income statement line items. Please refer to the instructions to Item 303(a) of Regulation
S-X.

Operating Expenses and Operating Earnings, page 22
5. Your results of operations for the fiscal year ended May 28,
2005
include an adjustment for approximately $13.0 million relating to your GSA reserves. You state that this adjustment was the result of a settlement with GSA concerning an audit of the period from 1988 to
1991. Please disclose the portion of the reduction related to the period from 1998 to 1991. Please disclose the facts and circumstances which resulted in your change in estimate related to other periods.

Financial Statements

Statements of Shareholders` Equity, page 40
6. Please revise your statements of shareholders` equity to include the changes in the number of shares of equity securities for each period presented. Please refer to paragraph 10 of APB 12.

Notes to Financial Statements

Note 22. Operating Segments, page 71
7. You disclose on page four that you sell furniture systems, seating, storage, casegoods and freestanding furniture products. Please disclose the net sales attributable to each of these groups of products. In addition, please expand your disclosure to include net sales attributable to individual foreign countries, if material. Please refer to paragraphs 37 and 38(a) of SFAS 131.

Exhibits
8. Your certifications do not conform to the current certification requirements. Please amend your Form 10-K to include certifications in the exact form specified by Item 601 of Regulation S-K. Please also refer SEC Release No. 33-8238. Please refile your Form 10-K in its entirety, including updated certifications. Please also ensure that the signature page of the Form 10-K/A has currently dated signatures.
Form 10-Q for the Fiscal Quarter Ended December 3, 2005

Comments applicable to your overall filing
9. Please address the comments above in your interim filings on Form
10-Q as appropriate.

Balance Sheets, page 3
10. Please disclose the number of shares outstanding for each period presented. Refer to paragraph 10 of APB 12.

Statements of Cash Flows, page 5
11. Please present the changes in current assets and liabilities separately. Please also present the cash inflows and outflows associated with the line items titled "Other, net" separately rather than on a net basis.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 18
12. Please discuss the results of operations for the six months ended
December 3, 2005 compared to the six months ended November 27, 2004.
Please refer to Item 303(b)(2) of Regulation S-K.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


??

??

??

??

Brian C. Walker
Herman Miller, Inc.
February 14, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE